Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Theratechnologies Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-261289) on Form F-10 of Theratechnologies Inc. of our report dated February 23, 2022 on the consolidated financial statements of Theratechnologies Inc. which comprise the consolidated statements of financial position as of November 30, 2021 and 2020, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the years ended November 30, 2021 and 2020, and the related notes, which report appears in the annual report on Form 40-F of Theratechnologies Inc. for the fiscal year ended November 30, 2021, and further consent to the use of such report in such annual report on Form 40-F.

(signed) KPMG LLP

February 24, 2022

Montreal, Canada